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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Terremark Worldwide, Inc.

Full Name of Registrant

Former Name if Applicable
One Biscayne Tower, 2 South Biscayne Boulevard, Suite 2800

Address of Principal Executive Office (Street and Number)
Miami, Florida 33131

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
Although the management of Terremark Worldwide, Inc. (the “Registrant”) has been working diligently to complete all required information for its Form 10-Q for the quarter ended June 30, 2010 (the “Form 10-Q”), the Registrant is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense.
The Registrant is unable to file the 10-Q because the Registrant is experiencing delays in the collection and compilation of certain financial information required to be included therein, specifically an anticipated correction of an error surrounding the calculation and presentation of unpaid purchases of property and equipment balances in the Statement of Cash Flows. In connection with the preparation of the Form 10-Q, an error was identified in the calculation and presentation of the changes in Accounts Payable and Other Current Liabilities and Purchase of Property and Equipment line items in its Statement of Cash Flows. The Registrant reviewed the impact of this error on the prior periods in accordance with applicable FASB and SEC guidance and believes that, under such guidance, the error was not material to the prior periods. However, the Registrant intends to revise the Statement of Cash Flows for the three months ended June 30, 2009 in the Form 10-Q by increasing net cash used in investing activities for the Purchase of Property and Equipment and decreasing cash flows used in operating activities in Accounts Payable and Other Current Liabilities by approximately $2.0 million. During the coming fiscal year, the Registrant also anticipates correcting the prior comparative periods.
The Registrant is diligently completing its financial statements and related disclosures and anticipates that it will file the Form 10-Q no later than the fifth calendar day following the prescribed due date.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jose A. Segrera	(305)	860-7817
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A to the Form 12b-25.

Terremark Worldwide, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2010	By	/s/ Jose A. Segrera

Jose A. Segrera
Chief Financial Officer

ATTACHMENT A TO FORM 12b-25
Form 10-Q for the Quarter Ended June 30, 2010
PART IV — NARRATIVE
     As set forth below, we believe that a significant change in our results of operations between the corresponding periods for the last fiscal year will be reflected in the earnings statements to be included in the Form 10-Q.

Anticipated Results of Operations for the Three Months Ended June 30, 2010 as Compared to the Three Months Ended June 30, 2009.

Revenues.  The following charts provide certain information with respect to our anticipated revenues:

	Three Months Ended
	June 30,
	2010	2009

United States	84%	87%
International	16%	13%

	100%	100%

	Three Months Ended June 30,
	2010		2009

Revenues consist of (in thousands):
Colocation	$32,696	41%	$25,633	39%
Managed and professional services	38,071	48%	33,798	51%
Exchange point services	4,877	7%	4,451	7%
Equipment resales	3,403	4%	1,879	3%

	$79,047	100%	$65,761	100%

The anticipated $13.3 million, or 20% increase in revenues for the three months ended June 30, 2010 as compared to the three months ended June 30, 2009 we believe is mainly due to both an increase in our deployed customer base and an expansion of services to existing customers. Our deployed customer base is anticipated to have increased to 1,335 customers as of June 30, 2010 from 1,094 customers as of June 30, 2009. Anticipated revenues consist of:

•	colocation services, such as licensing of space and provision of power;

•	managed and professional services, such as network management, managed web hosting, outsourced network operating center services, network monitoring, procurement of connectivity, managed router services, secure information services, technical support and consulting;

•	exchange point services, such as peering and cross connects; and

•	procurement and installation of equipment.

The anticipated $7.1 million, or 28% increase in colocation revenue for the three months ended June 30, 2010 as compared to the three months ended June 30, 2009 we believe is primarily the result of an increase in our utilization of total net colocation space to 30.3% as of June 30, 2010 from 23.9% as of June 30, 2009. Our utilization of total net colocation space represents space billed to customers as a percentage of total space built-out and available to customers. For comparative purposes, space added during the three months ended June 30, 2010 was assumed to be also available as of June 30, 2009.

The anticipated $4.3 million, or 13% increase in managed and professional services revenue for the three months ended June 30, 2010 as compared to the three months ended June 30, 2009 we believe is primarily the result of an increase in orders from both existing and new customers as reflected by the growth in our customer base and utilization of space, as discussed above.

The anticipated $0.4 million, or 10% increase in exchange point services revenue for the three months ended June 30, 2010 as compared to the three months ended June 30, 2009 we believe is mainly due to an increase in cross-connects billed to customers. Cross-connects billed to customers increased to 9,392 as of June 30, 2010 from 8,456 as of June 30, 2009.

Revenues from equipment resales fluctuate quarter over quarter based on customer demand.

We anticipate an increase in revenue from colocation, managed services and exchange point services as we add more customers to our network of NAPs, sell additional services to existing customers and introduce new products and services. We anticipate that the percentage of revenue derived from federal sector customers will fluctuate depending on the timing of exercise of expansion options under existing contracts and the rate at which we sell services to the federal sector. We believe that federal sector revenues will continue to represent a significant portion of our revenues for the foreseeable future.

Costs of Revenues.  Costs of revenues, excluding depreciation and amortization, is anticipated to have increased $6.9 million, or 19%, to $43.6 million for the three months ended June 30, 2010, from $36.7 million for the three months ended June 30, 2009. Cost of revenues, excluding depreciation and amortization, consist mainly of operations personnel, fees to third party service providers, procurement of connectivity and equipment, technical and colocation space costs, electricity, chilled water, insurance, property taxes, and security services. The anticipated increase we believe was mainly due to increases of $3.1 million in certain variable costs such as electricity and maintenance as a result of an increase in orders from both existing and new customers as reflected by the growth in our customer base and utilization of space, as discussed above. We also anticipate to have had increases of $1.7 million in costs of equipment resales, $1.1 million in personnel costs, and $1.0 million in technical and colocation space costs.

The anticipated $1.7 million increase in costs of equipment resales for the three months ended June 30, 2010 as compared to the three months ended June 30, 2009 we believe is consistent with the increase in related revenues. The anticipated $1.1 million increase in personnel costs we believe was mainly due to an increase in our operations and engineering staffing from 533 employees as of June 30, 2009 to 600 employees as of June 30, 2010 which is mainly due to our expansion of operations throughout our locations. The anticipated $1.0 million increase in colocation space costs we believe was primarily the result of new colocation space in Dallas, Texas, and Sao Paulo, Brazil.

General and Administrative Expenses.  General and administrative expenses are anticipated to have increased $2.3 million, or 28%, to $10.5 million for the three months ended June 30, 2010 from $8.2 million for the three months ended June 30, 2009. General and administrative expenses consist primarily of administrative personnel, professional service fees, rent, and other general corporate expenses. The anticipated $2.3 million increase in general and administrative expenses we believe was mainly due to an increase in administrative personnel costs of $1.3 million and professional fees of $0.5 million, which includes accounting, legal and other services. Personnel costs include payroll and share-based compensation.

The anticipated $1.3 million increase in administrative personnel costs we believe is the result of $0.6 million of share-based compensation, and an increase in headcount from 158 of administration employees as of June 30, 2009 to 169 administration employees as of June 30, 2010.

Sales and Marketing Expenses.  Sales and marketing expense are anticipated to have increased $2.3 million, or 37%, to $8.6 million for the three months ended June 30, 2010 as compared to $6.3 million for the three months ended June 30, 2009. The $2.3 million increase in sales and marketing expenses we believe was mainly due to a $0.9 million increase in payroll and sales commissions, $0.8 million increase in provision for doubtful accounts and $0.6 million increase in marketing costs. The anticipated $0.9 million increase in payroll and sales commissions we believe was mainly due to an increase in headcount from 106 employees as of June 30, 2009 to 118 employees as of June 30, 2010 coupled with an increase in sales commissions due to increased customer deployments.

Depreciation and Amortization Expenses.  Depreciation and amortization expense is anticipated to have increased $2.8 million, or 31% to $11.7 million for the three months ended June 30, 2010 from $8.9 million for the three months ended June 30, 2009. The increase we believe is the result of capital expenditures mostly related to the expansion of our data center footprint and upgrades to the infrastructure of our current footprint.

Interest Expense.  Interest expense is anticipated to have increased $5.1 million, or 56%, to $14.2 million for the three months ended June 30, 2010 from $9.1 million for the three months ended June 30, 2009. This increase we believe is due to higher average outstanding debt balance during the periods.

Loss on Early Extinguishment of Debt.  For the three months ended June 30, 2009, it is anticipated that we incurred a non-cash loss on the early extinguishment of debt of $10.3 million.

Change in Fair Value of Derivatives.  For the three months ended June 30, 2010, it is anticiapted that we recognized income of less than $0.1 million, as compared to an expense of $1.5 million for the three months ended June 30, 2009, we believe mainly due to the changes in the fair values of our derivatives from our two interest rate swap agreements that became effective February 2009 (first lien) and July 2009 (second lien). We terminated these swap agreements on June 24, 2009 in connection with our issuance of $420 million aggregate principal amount of 12% Senior Secured Notes and the repayment of our first and second lien senior secured credit facilities with a portion of the proceeds from the note issuance.

Other.  For the three months ended June 30, 2010 and 2009, it is anticipated that we recorded $0.3 million of other expense and $0.5 million of other income, respectively, which we believe were primarily attributable to fluctuations in foreign currency during the periods.